UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 5, 2026

Inflection Point Acquisition Corp. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42614	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

167 Madison Avenue Suite 205 #1017

New York, New York 10016

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 295-5830

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one right to receive one-tenth (1/10) of one Class A ordinary share	IPCXU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	IPCX	The Nasdaq Stock Market LLC

Rights, each entitling the holder to receive one tenth (1/10) of one Class A ordinary share	IPCXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Amendment No. 2 to Business Combination Agreement

As previously disclosed, on August 25, 2025, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“Inflection Point”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Company”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”), and IPCX Merger Sub Limited, a Cayman Islands exempted company, entered into a Business Combination Agreement (as amended by that certain First Amendment to the Business Combination Agreement, dated as of December 31, 2025, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”).

On June 5, 2026, Inflection Point and the Company entered into that certain Amendment No. 2 to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment:

(i)	Reduces the aggregate base consideration to be paid to holders of ordinary shares of the Company from $300,000,000 to $200,000,000.

(ii)	Modifies the triggering events upon which additional ordinary shares of PubCo may be issued pursuant to the earnout provisions in the Business Combination Agreement as follows:

●	“Triggering Event I” will occur if, on or prior to the quarter ending December 31, 2027, the annual revenue run rate of PubCo equals or exceeds $80,000,000.

●	“Triggering Event II” will occur if, on or prior to the quarter ending December 31, 2027, the annual EBITDA run rate of PubCo equals or exceeds $30,000,000.

●	“Triggering Event III” will occur if, on or prior to the quarter ending June 30, 2028, (a) the annual revenue run rate of PubCo equals or exceeds $160,000,000 and (b) the annual EBITDA run rate of PubCo equals or exceeds $70,000,000.

●	“Triggering Event IV” will occur if, between the six-month anniversary of closing of the Business Combination and June 30, 2028, the trading price of PubCo’s ordinary shares is greater than or equal to $20.00 for at least 30 trading days out of 45 consecutive trading days.

(iii)	Reduces the number of ordinary shares of PubCo may be issued pursuant to the earnout provisions in the Business Combination Agreement from a maximum of 30,000,000 ordinary shares (in four equal tranches of 7,500,000 ordinary shares) to a maximum of 20,000,000 ordinary shares (in four equal tranches of 5,000,000 ordinary shares).

(iv)	Updates the allocation schedule with respect to the holders of equity of the Company that are eligible to participate in the earnout under the Business Combination Agreement.

No other changes were made to the Business Combination Agreement. The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is an updated investor presentation that Inflection Point and the Company have prepared for use in connection with the Business Combination.

The information set forth under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information about the Business Combination and Where to Find it

In connection with the Business Combination, Inflection Point, Air Water and PubCo have prepared a registration statement on Form F-4, as amended (the “Registration Statement”) filed with the SEC by Air Water and PubCo, which includes the preliminary proxy statement to be distributed to Inflection Point’s shareholders in connection with Inflection Point’s solicitation for proxies for the vote by Inflection Point’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued by PubCo’s security holders in connection with the completion of the Business Combination. After the Registration Statement, as it may be amended, has been declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. Inflection Point’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Inflection Point’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about Inflection Point, Air Water, PubCo and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by Inflection Point, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Inflection Point Acquisition Corp. III at 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

This Current Report on Form 8-K is not a substitute for the Registration Statement or for any other document that Inflection Point and/or Air Water and PubCo may file with the SEC in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Inflection Point through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Inflection Point, Air Water, PubCo and their respective directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point and/or Air Water is contained in the sections entitled “Beneficial Ownership of PubCo”, “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”, and “Proposal No. 1 — The Business Combination Proposal — Interests of Air Water's Directors and Executive Officers” of the Registration Statement, which is available free of charge at the SEC’s website at www.sec.gov, and https://www.sec.gov/Archives/edgar/data/2092314/000121390026042592/ea0266470-04.htm.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the expectation that the Business Combination between Inflection Point and the Company will occur and that PubCo will be listed on Nasdaq, the estimated or anticipated future results and benefits of PubCo following the Business Combination, including its ability to successfully execute is business plan, the likelihood and ability of the parties to successfully consummate the Business Combination and future opportunities for PubCo and other statements that are not historical facts. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Business Combination and the projected future financial and operational performance of PubCo following the Business Combination; (3) the sources and uses of cash of the Business Combination; (4) the anticipated capitalization and enterprise value of PubCo following the consummation of the Business Combination; (5) statements regarding PubCo’s operations following the Business Combination; (6) the amount of redemption requests made by Inflection Point’s public shareholders; (7) current and future potential commercial relationships; (8) the ability of PubCo to issue equity or equity-linked securities in the future; and (9) expectations related to the terms and timing of the Business Combination.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) risks relating to the successful implementation of Air Water’s business strategy and operational plan; (2) the ability of key personnel to execute Air Water’s growth strategy and effectively manage Air Water’s operations; (3) the risk that the Business Combination disrupts current plans and operations of Air Water as a result of the consummation of the Business Combination; (4) regulatory or other developments that negatively impact demand for the products and services provided by Air Water; (5) changes in business, market, financial, and/or political conditions, and in applicable laws and regulations; (6) the outcome of any event, change, or other circumstances that could give rise to the termination of negotiations with respect to the Business Combination or the inability to consummate the Business Combination; (7) the outcome of any legal proceedings that may be instituted against Air Water, Inflection Point, their respective affiliates, or others; (8) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (9) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (10) the risk that the Business Combination disrupts current plans and operations of Air Water or Inflection Point as a result of the consummation of the Business Combination; (11) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things: competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to build or maintain relationships with customers and retain its management and key employees, capital expenditures and requirements for additional capital, and timing of future cash flow provided by operating activities; (12) costs related to the Business Combination; (13) estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Inflection Point’s Annual Report on Form 10-K for the year ended December 31, 2025, and in subsequent filings with the SEC, including the Registration Statement, relating to the Business Combination by Inflection Point, Air Water, and/or one or more of their affiliates, and periodic Exchange Act reports filed by Inflection Point with the SEC, such as its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Inflection Point’s and Air Water’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Air Water. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Inflection Point nor Air Water presently know or that Inflection Point and Air Water currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Inflection Point’s and Air Water’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Inflection Point and Air Water anticipate that subsequent events and developments will cause Inflection Points’ and Air Water’s assessments to change. However, while Inflection Point and Air Water may elect to update these forward-looking statements at some point in the future, Inflection Point and Air Water specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s and Air Water’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed or furnished with this Current Report on Form 8-K:

Exhibit Number	Description
2.1†	Amendment No. 2 to Business Combination Agreement, dated as of June 5, 2026, by and between Inflection Point Acquisition Corp. III and Air Water Ventures Holdings Limited.
99.1	Investor Presentation, dated June 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFLECTION POINT ACQUISITION CORP. III

Date: June 8, 2026	By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Chairman and Chief Executive Officer

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